UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIN 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

     Name:                                                              Cytation Corporation
     Address of Principal Business Office:                251 Thames Street, No. 8
                                                                             Bristol, RI 02809
     Telephone Number:                                          (401) 254 8800

     Name and Address of Agent for Service           Richard A. Fisher, Esq.
          And Process                                               Cytation Corporation
                                                                             251 Thames Street, No. 8
                                                                             Bristol, RI 02809
                                                                             (401) 254-8800

        Check one of the following:

[ x ]   The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number in unknown or has not yet been assigned, give the date on which the registration statement was filed: 0-5388

[ ]     The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

        The file number of the registration as an investment company pursuant to section 54(a) of the Act, if any, of the Company:     N/A

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:    N/A

        The undersigned company certified that it is a closed end company organized under the laws of the State of Delaware and with its principal place of business in Rhode Island; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Act, and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirement s of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Bristol and State of Rhode Island on this 20th day of August 2004.

                                         /s/Richard A. Fisher
                                        CYTATION CORPORATION
                                         By:  Richard A Fisher
                                               Chairman of the Board